UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
⊠    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the ﬁscal year ended December 31, 2021

OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission ﬁle number 001-34702
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPS Commerce, Inc. 401(k) Retirement Savings Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive ofﬁce:

SPS COMMERCE, INC.

333 South Seventh Street, Suite 1000
Minneapolis, Minnesota 55402

SPS COMMERCE, INC.
ANNUAL REPORT ON FORM 11-K

*    All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), are not included because they are not applicable.
Unless the context otherwise requires, for purposes of this Annual Report on Form 11-K, the word “Company” refers to SPS Commerce, Inc.

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	2	Form 11-K for the Year ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the SPS Commerce, Inc. 401(k) Retirement Savings Plan
Plan Employees and Participants therein:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of SPS Commerce, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information
The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2022.

Minneapolis, Minnesota
June 28, 2022

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	3	Form 11-K for the Year ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
SPS Commerce, Inc. 401(k) Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the SPS Commerce, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Plan’s auditor from 2018 to 2021.

Minneapolis, Minnesota
June 11, 2021

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	4	Form 11-K for the Year ended December 31, 2021

SPS COMMERCE, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets
Non-interest bearing cash	$1,283	$2,369

Investments, at fair value
Mutual funds	113,427,957	83,713,217
SPS Commerce, Inc. common stock	10,908,389	7,198,144
Common collective trust fund	1,161,178	554,019
Total investments, at fair value	125,497,524	91,465,380

Receivables
Participant contributions	220,937	397,605
Employer match contributions	66,104	126,195
Notes receivable from participants	609,751	468,354
Total receivables	896,792	992,154

Net assets available for benefits	$126,395,599	$92,459,903

See accompanying Notes to Financial Statements

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	5	Form 11-K for the Year ended December 31, 2021

SPS COMMERCE, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2021
Additions
Investment income
Net appreciation in fair value of investments	$14,088,836
Interest and dividend income	2,878,548
Net investment income	16,967,384

Interest income on notes receivable from participants	27,482

Contributions
Participant elective deferral	11,833,549
Employer matching	3,679,381
Participant rollovers	1,872,553
Total contributions	17,385,483

Total additions	34,380,349

Deductions
Benefits paid to participants	9,362,511
Administrative expenses	222,878
Total deductions	9,585,389

Net increase in net assets available for benefits	24,794,960

Transfer in	9,140,736

Net assets available for benefits
Beginning of year	92,459,903

End of year	$126,395,599

See accompanying Notes to these Financial Statements

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	6	Form 11-K for the Year ended December 31, 2021

SPS COMMERCE, INC.
401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE A – Plan Description

The following description of the SPS Commerce, Inc. 401(k) Retirement Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan, established on December 20, 1995, is a defined contribution plan subject to the provisions of ERISA and was most recently restated on January 1, 2018 when the Plan adopted the Fidelity Volume Submitter Defined Contribution Plan document. SPS Commerce, Inc. is the Plan administrator and sponsor (further referred to herein as the “Company,” “Plan Administrator,” or “Plan Sponsor”).

In May 2021, and in connection with the Company’s acquisition of the equity ownership interests of D Masons Software, LLC (“Data Masons”), the Company transferred the net assets from the defined contribution retirement plan that Data Masons' eligible employees were participating in (the “Data Masons Plan”) into the Plan. Total net assets transferred into the Plan were approximately $9.1 million, as shown in the ‘Transfer in’ line item in the Statement of Changes in Net Assets Available for Benefits. Participants in the Data Masons Plan became eligible in the Plan effective January 1, 2021. In addition, the Plan was amended in May 2021 to grant Data Masons Plan participants full vesting of all discretionary profit sharing and employer matching contributions on balances transferred into the Plan. There were no impacts to existing Plan participants for the amendments.

Eligibility
All regular employees, upon attaining age 21, may become participants in the Plan on the first day of each Plan month for both participant deferrals and Company matching contributions. Additionally, participants are eligible to receive Company discretionary nonelective contributions on the first day of the month following one year of eligible service if they are employed as of the last day of the plan year.

Funding Policy
Pretax and Roth contributions made pursuant to participant election deferrals are permitted in whole percentages from 1% to 80% of the participant’s compensation, subject to limits established by law. Participants who will be age 50 or older by the end of the Plan year are permitted to make catch-up contributions. Participants may also make rollover contributions to the Plan from other qualified plans.
The Company matches half of the participant’s elective deferrals, up to the first 6% of the participant’s pre-tax compensation for each pay period. Half of the match is in Company stock, which is purchased in the open market by Fidelity Management Trust Company (“Fidelity”) and immediately deposited into the participant’s 401(k) account. The other half of the match is allocated in the same manner as the participant investment election(s).
The Company may make discretionary nonelective contributions at the discretion of the Company’s Board of Directors. No discretionary employer contributions were made during the year ended December 31, 2021.

Participants’ 401(k) Accounts
Participants’ accounts are credited with their contributions, employer matching contributions, discretionary employer contributions, earnings or losses thereon, and charged with an allocation of administrative expenses. Expense allocations are either pro-rata to each participant or based on each participant’s account balance, as defined by the Plan. The benefit to which a participant is entitled is the benefit which can be provided from the participant’s vested account.

Vesting
Each participant is fully vested in the portion of the participant’s account that relates to participant contributions and earnings thereon. Vesting in the employer matching contribution portion of participant accounts, plus actual earnings thereon, is based on hire date and years of vesting service, as defined in the Plan document as follows:

Hire Date and Years of Service	Vesting Percentage
Hire date prior to January 1, 2018
immediately	100%
Hire date January 1, 2018 or after
less than two years of service	0%
two years or more of service	100%

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	7	Form 11-K for the Year ended December 31, 2021

Plan participants from the Data Masons Plan are fully vested in their discretionary profit sharing and employer matching contributions on balances transferred from the Data Masons Plan. All contributions made by former Data Masons Plan participants after they enter the Plan follow normal Plan vesting terms, as noted above.

Forfeitures
Upon a participant’s termination, the unvested portion of the participant’s employer account is forfeited. Forfeitures remain in the Plan and are used to pay administrative expenses. Any remaining amounts are used to reduce future employer contributions payable under the Plan.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms range from one to five years and are secured by the balance in the participant’s account. A participant may have longer payment terms as determined by the Plan Administrator if the note is for the purchase of a principal residence. Participant notes receivable bear fixed interest based on the prevailing interest rates charged by other lending institutions for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions for active participants. A participant may only have one outstanding loan at one time.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants shall be 100% vested in their accounts.

Benefits Paid to Participants
Upon termination of service due to death, disability, retirement, termination of employment, or other reasons as defined in the Plan, the participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in the form of a lump-sum amount, in approximately equal installment payments, or rollover the entire vested portion to a qualified plan, depending on the participant’s account balance.
If the vested account balance does not exceed $1,000, a lump-sum distribution will be made. If the value of a separated participant’s vested balance is between $1,000 and $5,000, the Plan requires the vested balance to be transferred to an individual qualified retirement account. If the vested balance exceeds $5,000, a participant may elect to keep the vested account balance in the Plan, receive a lump-sum distribution, or rollover the entire vested portion to a qualified plan.
Participants are permitted withdrawals from their Plan accounts for financial hardships. Hardship withdrawals must be approved by the Plan Administrator.

Investment Options
Except for the Company stock portion of the Company matching contribution, all Plan investments are participant directed. Participants may direct the investment of their account balance into various funds and may transfer assets in their accounts between funds on a daily basis, including the Company stock portion of the Company matching contribution.

NOTE B – Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income (Loss) Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Administrative Expenses
Plan administrative expenses, including investment fees, transaction fees, and investment management services, are charged to participant accounts as a percentage of assets invested. Plan administration fees, including audit and legal fees, are paid by the Plan Sponsor.

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	8	Form 11-K for the Year ended December 31, 2021

Benefits Paid to Participants
Benefits paid to participants are recorded by the Plan when paid.

Risks and Uncertainties
The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Market Risk
At December 31, 2021 and 2020, approximately 9% and 8% of the Plan’s net assets, respectively, were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. It is possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions in the quarter subsequent to when a participant misses a scheduled repayment. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Accounting Pronouncements Recently Adopted
    For the year ended December 31, 2021 there were no new accounting pronouncements that were adopted.

Subsequent Events
Except for that noted in Note F, the Plan is not aware of any subsequent events, which would require recognition or disclosure in the financial statements, through June 28, 2022, the date the financial statements were available to be issued.

NOTE C – Fair Value Measurements

Fair Value Measurements
The Plan measures certain financial assets at fair value on a recurring basis based on a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:
•Level 1 – quoted prices in active markets for identical assets or liabilities.
•Level 2 – observable inputs other than Level 1 prices, such as: (a) quoted prices for similar assets or liabilities, (b) quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or (c) model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3 – unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.
Common Stock: Valued at quoted market prices, as they are actively traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trust fund: Valued at the NAV of shares held by the Plan based on the fair value of its underlying assets reported in the fund’s audited financial statements. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it was determined to be probable that the funds will sell the underlying investments for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	9	Form 11-K for the Year ended December 31, 2021

a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Common stock	$10,908,389	$—	$—	$10,908,389
Mutual funds	113,427,957	—	—	113,427,957
Total assets in the fair value hierarchy	$124,336,346	$—	$—	$124,336,346
Common collective trust fund, measured at NAV				1,161,178
Investments at fair value				$125,497,524

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Common stock	$7,198,144	$—	$—	$7,198,144
Mutual funds	83,713,217	—	—	83,713,217
Total assets in the fair value hierarchy	$90,911,361	$—	$—	$90,911,361
Common collective trust fund, measured at NAV				554,019
Investments at fair value				$91,465,380

NOTE D – Income Tax Status
The Plan uses a volume submitter plan document created by Fidelity Management & Research Co. (“FMR”), an affiliate of the Plan’s recordkeeper, Fidelity. The Internal Revenue Service (“IRS”) has determined and informed FMR by a letter dated March 31, 2014, that the volume submitter plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been restated since receiving the FMR opinion letter, the Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E – Party-in-Interest Transactions
The Plan held 76,631 shares and 66,287 shares of common stock of the Company, the sponsoring employer, valued at $10.9 million and $7.2 million at December 31, 2021 and 2020, respectively. The investment and transactions in this investment qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.
Plan investments include shares of mutual funds and a collective trust managed by Fidelity, the custodian as defined by the Plan; therefore, transactions in these investments qualify as exempt party-in-interest transactions.
Certain employees of the Plan Sponsor provide administrative services to the Plan. These services are provided at no cost to the Plan.
Party-in-interest transactions also include loans made to participants.

NOTE F – Subsequent Event
In May 2022, and in connection with the Company’s merger with and corresponding acquisition of all of the outstanding equity ownership interests of Genius Central Systems Inc. (“Genius Central”), the Company transferred the net assets from the defined contribution retirement plan that Genius Central's eligible employees were participating in (the “Genius Central Plan”) into the Plan. Total net assets transferred into the Plan were approximately $0.7 million. Participants in the Genius Central Plan became eligible in the Plan in December 2021.

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	10	Form 11-K for the Year ended December 31, 2021

SPS COMMERCE, INC.
401(K) RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2021

	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
		Common collective trust fund
	Union Bank and Trust Company	Morley Stable Value Fund	**	$1,161,178

		Mutual funds
	Vanguard	Target Retirement 2045 Fund	**	16,481,142
	Vanguard	Target Retirement 2050 Fund	**	14,895,302
	Vanguard	Target Retirement 2055 Fund	**	14,745,144
	Vanguard	Institutional 500 Index Fund	**	12,016,367
	Vanguard	Target Retirement 2030 Fund	**	9,973,271
	Vanguard	Target Retirement 2035 Fund	**	6,518,100
	T. Rowe Price	Growth Stock Fund 1	**	6,298,959
	Vanguard	Target Retirement 2040 Fund	**	6,108,985
	Vanguard	Target Retirement 2060 Fund	**	4,918,337
	Vanguard	Mid-Cap Index Fund	**	4,290,867
	American Funds	EuroPacific Growth Fund	**	3,930,298
	Vanguard	Small Cap Growth Index Fund	**	3,184,972
*	Fidelity	MFS Value Fund	**	2,248,213
	Vanguard	Target Retirement 2025 Fund	**	2,169,279
	Vanguard	Small Cap Value Index Fund	**	1,795,009
	Prudential	Total Return Bond Fund	**	1,475,746
	Vanguard	Intermediate-Term Bond Index Fund	**	1,241,914
	Vanguard	Target Retirement 2065 Fund	**	544,699
	Vanguard	Target Retirement 2020 Fund	**	515,071
	Vanguard	Target Retirement Income Fund	**	59,618
	Vanguard	Target Retirement 2015 Fund	**	16,664
				113,427,957

		Company Stock
*	SPS Commerce, Inc.	Common Stock	**	10,908,389

		Participant loans
*	Participant loans	Interest from 4.25% to 6.50% maturing through 2031	-	609,751
				$126,107,275

*        Represents a party-in-interest
**    Historical cost information not required for participant-directed investments

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	11	Form 11-K for the Year ended December 31, 2021

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee beneﬁt plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2022	SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN By: SPS COMMERCE, INC., the Plan Sponsor and Plan Administrator

Date: June 28, 2022	By:	/s/ KIMBERLY NELSON
Kimberly Nelson SPS Commerce, Inc. Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	12	Form 11-K for the Year ended December 31, 2021

Exhibit Index

Number	Description	Manner of Filing

23.1	Consent of Wipfli LLP	Filed electronically herewith
23.2	Consent of KPMG LLP	Filed electronically herewith

SPS COMMERCE, INC. 401(K) RETIREMENT SAVINGS PLAN	13	Form 11-K for the Year ended December 31, 2021